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                                                       Contact:  Marc Grossman
                                                                 310-205-4030

                                                                 Kathy Shepard
                                                                 310-205-7676


                         HILTON HOTELS CORPORATION ADOPTS

                            NEW STOCKHOLDER RIGHTS PLAN

                           REPLACES EXPIRING HILTON PLAN

     BEVERLY HILLS, California, July 10, 1998 -- The Board of Directors of Hilton Hotels Corporation (NYSE:HLT) announced today the adoption of a new Preferred Share Purchase Rights Plan, effective July 27, 1998, to replace Hilton's current preferred share purchase rights plan, which will expire on July 27, 1998. Under the new plan, one right will be distributed for each share of Hilton common stock outstanding at the close of business on July 27, 1998.

     The Rights are not being distributed in response to any specific effort to acquire control of the Company, nor is Hilton aware of any such effort.

     Initially, the Rights are attached to the common stock and are not exercisable. Subject to limited exceptions, the Rights become exercisable if a person or group (other than Barron Hilton or the Conrad N. Hilton Fund) acquires 15% or more of Hilton's common stock or announces a tender offer for 15% or more of the common stock. Upon such event, each Right would entitle the holder to buy one one-hundredth of a share of voting preferred stock at an exercise price of $140.


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Stockholder Rights
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     If a person acquires 15% or more of the outstanding common stock of Hilton, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of shares of Hilton common stock having a market value at that time of twice the Right's exercise price. Rights held by the 15% holder will become void and will not be exercisable to purchase shares at the bargain purchase price. If Hilton is acquired in a merger or other business combination transaction which has not been approved by the Board of Directors, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's shares of common stock having a market value at that time of twice the Right's exercise price.

     The new rights plan will expire on July 27, 2008. The Board may elect to redeem the rights at $.001 per right. Distribution of the Rights is not taxable to stockholders.

     Hilton Hotels Corporation is recognized internationally as the preeminent gaming and hospitality company. The company develops, owns, manages or franchises hotel-casinos, resorts, vacation ownership and hotel properties.



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